                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               CASH SYSTEMS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    14756B102
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                                 (CUSIP Number)

                                  July 15, 2005
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             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ]Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13G

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CUSIP NO. 14756B102                                            Page 2 of 7 Pages
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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      Bridger Management, LLC
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
 2                                                                       (b) [X]

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      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
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                          SOLE VOTING POWER
                     5
 NUMBER OF                0
   SHARES          -------------------------------------------------------------
BENEFICIALLY              SHARED VOTING POWER
  OWNED BY           6
    EACH                  584,100
 REPORTING         -------------------------------------------------------------
   PERSON                 SOLE DISPOSITIVE POWER
    WITH             7
                          0
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          830,800
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                            830,800
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
10

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.02%
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      TYPE OF REPORTING PERSON*
12
      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

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CUSIP NO. 14756B102                                           Page 3 of 7 Pages
----------------------------------------   -------------------------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      Roberto Mignone
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
 2                                                                       (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                        5
    NUMBER OF                0
      SHARES          ----------------------------------------------------------
   BENEFICIALLY              SHARED VOTING POWER
     OWNED BY
       EACH             6    584,100
    REPORTING         ----------------------------------------------------------
      PERSON                 SOLE DISPOSITIVE POWER
       WITH
                        7    0
                      ----------------------------------------------------------
                             SHARED DISPOSITIVE POWER

                        8    830,800
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                             830,800
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
10

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11    5.02%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

Item 1(a).        Name of Issuer: Cash Systems, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3201 West County Road 42, Suite 106, Burnsville, MN 55306
                  United States.

Item 2(a, b, c).  Name of Persons Filing, Address of Principal Business Office,
                  Citizenship:

                  Bridger Management, LLC, a Delaware limited liability company and Mr. Roberto Mignone ("Mr. Mignone"), each having offices at 101 Park Avenue - 48th Floor, New York, NY 10178. Mr.
                  Mignone is a United States citizen.

Item 2(d).        Title of Class of Securities: Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).        CUSIP Number: 14756B102

Item 3.           Not Applicable.

Item 4.           Ownership.

                  1. Bridger Management, LLC:

                  (a)   Amount beneficially owned: 830,800 shares.

                  (b)   Percent of class: 5.02%. The percentage of Common Stock
                        reported as beneficially owned is based upon 16,544,184
                        shares outstanding as reported by the Issuer on its
                        Quarterly Report on Form 10-Q for the quarter ended
                        March 31, 2005.

                  (c)   Number of shares as to which such person has:

                        (i)  Sole power to vote or to direct the vote: 0

                        (ii) Shared power to vote or to direct the vote: 584,100
                             shares
                        (iii)Sole power to dispose or to direct the
                             disposition of: 0

                        (iv) Shared power to dispose or to direct the
                             disposition of: 830,800 shares.

                                                                     Page 5 of 8

                  2. Roberto Mignone

                  (a) Amount beneficially owned: 830,800 shares.

                  (b) Percent of class (determined as set forth in paragraph
                      1(b) of this Item 4): 5.02% (c) Number of shares as to
                      which such person has:

                      (i)   Sole power to vote or to direct the vote: 0

                      (ii)  Shared power to vote or to direct the vote: 584,100
                            shares

                      (iii) Sole power to dispose or to direct the
                            disposition of: 0

                      (iv)  Shared power to dispose or to direct the disposition of: 830,800 shares.

The Common Stock reported herein is beneficially owned as a result of the purchase of such shares by certain accounts managed by Bridger Management, LLC.
Mr. Mignone is the managing member of Bridger Management, LLC.

Item 5.     Ownership of Five Percent or less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The Common Stock reported herein is held by certain accounts managed by Bridger Management, LLC. No such interest relates to more than 5%
            of the class.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on By the Parent Holding Company or
            Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

                                                                     Page 6 of 8

Item 10.    Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of
                  changing or influencing the control of the issuer of the
                  securities and were not acquired and are not held in
                  connection with or as a participant in any transaction having that purpose or effect.

                            [SIGNATURE PAGE FOLLOWS:]

                                                                     Page 7 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 22, 2005

                                         BRIDGER MANAGEMENT LLC

                                         By: /s/ Roberto Mignone
                                             -----------------------
                                         Roberto Mignone, Managing Member

                                         /s/ Roberto Mignone
                                         -------------------
                                         Roberto Mignone, Individually

                                                                     Page 8 of 8

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: July 22, 2005
                                         By: /s/ Roberto Mignone
                                             -----------------------

                                         Roberto Mignone, individually and
                                         as the managing member of Bridger
                                         Management, LLC